UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Adams Diversified Equity Fund, Inc.
(Name of Subject Company (Issuer))

Adams Diversified Equity Fund, Inc.
(Name of Filing Person (Issuer))

Common Stock
$0.001 Par Value Per Share
(Title of Class of Securities)

006212104
(CUSIP Number of Class of Securities)

Janis F. Kerns
Vice President, General Counsel and Secretary
Adams Diversified Equity Fund, Inc.
500 East Pratt Street, Suite 1300
Baltimore, Maryland 21202
(410) 752-5900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jennifer R. Gonzalez, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006-1600
 (202) 778-9286
Calculation of Filing Fee

Transaction Valuation* Not Applicable	Amount Of Filing Fee* Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

⁪☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

⁪☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
⁪☐	third party tender offer subject to Rule 14d-1.
⁪☒	issuer tender offer subject to Rule 13e-4.
⁪☐	going-private transaction subject to Rule 13e-3.
⁪☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ⁪☐

Press Release

ADAMS DIVERSIFIED EQUITY FUND ANNOUNCES
INITIATIVES TO ENHANCE SHAREHOLDER VALUE
8% ANNUAL RATE MANAGED DISTRIBUTION POLICY
TENDER OFFER FOR 10% OF OUTSTANDING SHARES AT 98% OF NAV
BALTIMORE, MARYLAND, May 24, 2024 — Adams Diversified Equity Fund, Inc. (NYSE: ADX) today announced two initiatives reflecting our ongoing commitment to long-term shareholder value creation:  the implementation of a managed distribution policy (“Policy”) that will provide a higher annual distribution rate more evenly on a quarterly basis throughout the year and a tender offer expected to commence on July 5, 2024. These initiatives underscore our dedication to delivering long-term value, competitive performance, and stable, consistent distributions to our valued shareholders.
MANAGED DISTRIBUTION POLICY
Under the new Policy, the Fund commits to distribute a minimum 8% annual rate of the Fund’s average net asset value (“NAV”) to shareholders beginning with the third quarter distribution expected to be paid at the end of August 2024. The Fund expects to distribute 2% of average NAV for each quarterly distribution, with the fourth quarter distribution expected to be the greater of 2% of average NAV or the amount needed to satisfy minimum distribution requirements of the Internal Revenue Code for regulated investment companies. Average NAV will be based on the average of the previous four quarter-end NAVs per share prior to each declaration date. The distributions may consist of year-to-date estimated net investment income, capital gains, and/or return of capital, and will be payable in shares of common stock or optionally in cash by specific shareholder election. This Policy will provide regular, more predictable distributions and replaces the 6% minimum annual distribution commitment based on market value that the Fund had established and met since 2011. The Fund’s distribution level will be monitored and may be changed in the future by the Board as warranted.
Fund CEO James Haynie said, “We believe that this new Policy will be another attractive feature of the Fund, adding to its strong value proposition and further benefiting our shareholders. The very strong relative returns and low expense ratio the Fund has provided will now be enhanced by a more consistent, higher level of distributions throughout the year.”

TENDER OFFER

In addition, the Fund will conduct a tender offer for 10% of its outstanding shares at a price of 98% of NAV per share. A tender offer provides liquidity at a predetermined price to shareholders seeking to rebalance their portfolios, without having to sell their shares on the open market. The tender offer period is expected to commence on July 5, 2024 and expire on August 2, 2024.  Specific terms and conditions of the tender offer will be forthcoming in offering materials to be distributed to the Fund's shareholders.
CONTINUED FOCUS ON LONG-TERM VALUE
For nearly 100 years, Adams Funds has consistently implemented enhancements to Fund management and governance to meet market realities and changing dynamics, and today’s announcements are an embodiment of this focus.  They are part of a core strategy to deliver competitive performance and stable, consistent distributions to shareholders.  As fellow shareholders, the Board of Directors and everyone at Adams Funds remain steadfast in our mission to align our interests with those of our shareholders, fostering a culture of transparency, trust, and long-term value creation.
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Tender Offer Statement
The Fund has not commenced the tender offer described in this press release.  This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about the tender offer, including its commencement, will be provided by future public announcements.  Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both.  The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC.  Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer.  These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.
About Adams Funds
Since 1929, Adams Funds has consistently helped generations of investors reach their investment goals. Adams Funds is comprised of two closed-end funds, Adams Diversified Equity Fund, Inc. (NYSE: ADX) and Adams Natural Resources Fund, Inc. (NYSE: PEO). The Funds are actively managed by an experienced team with a disciplined approach and have paid dividends for more than 85 years across many market cycles. The Funds are committed to paying a minimum annual distribution rate of 8% of NAV or more, providing reliable income to long-term investors. Shares can be purchased through our transfer agent or through a broker. For more information about Adams Funds, please visit: adamsfunds.com.
For further information please contact: adamsfunds.com/about/contact or 800.638.2479